Exhibit 99.1

Heidmar and MGO Global Successfully Complete Business Combination

Heidmar to Commence Trading Under Ticker “HMR” on
The Nasdaq Capital Market Tomorrow Morning, February 20, 2025

MIAMI — LONDON, U.K. — ATHENS, Greece — (Globe Newswire) – February 19, 2025 – MGO Global Inc. (Nasdaq: MGOL), a digitally-native, lifestyle brand portfolio company, (“MGO,” "MGO Global” or the “Company”), and Heidmar, Inc., a global commercial and pool management business serving the drybulk, crude oil and refined petroleum product tanker market ("Heidmar"), today jointly announced the successful completion of the business combination (the “Business Combination”), resulting in each of MGO and Heidmar becoming wholly owned subsidiaries of Heidmar Maritime Holdings Corp. (“Holdings”). Holdings will commence trading on The Nasdaq Capital Market tomorrow morning, February 20, 2025, under the ticker symbol “HMR”.

Commenting on the closing of the transaction, Pankaj Khanna, Chief Executive Officer of Holdings, noted, “First we’d like to acknowledge and thank the teams of people who worked diligently and collaboratively around the clock to successfully close this Business Combination. Our resulting new Nasdaq listing under ticker ‘HMR’ represents a vital step forward on what we believe will be a transformative path for Heidmar, positioning our Company to deliver new and enduring value to all of our stakeholders while empowering us to set entirely new standards of excellence for our industry.”

Advisors

Maxim Group LLC is serving as the exclusive financial advisor to MGO in connection with the Merger and Seaborne Capital Advisors is serving as exclusive financial advisor to Heidmar. Sichenzia Ross Ference Carmel, LLP is serving as legal counsel to MGO and Seward & Kissel LLP is serving as legal counsel to Heidmar and Holdings.

About Heidmar, Inc.

Celebrating its 40th anniversary in 2024, Heidmar is an Athens based, first-class commercial and pool management business servicing the crude and product tanker market and is committed to safety, performance, relationships and transparency. With operations in Athens, London, Singapore, Chennai, Hong Kong and Dubai, Heidmar has a reputation as a reliable and responsible partner with a goal of maximizing our customers' profitability. Heidmar seeks to offer vessel owners a "one stop" solution for all maritime services in the crude oil, refined petroleum products and dry bulk shipping sectors. Heidmar believes its unique business model and extensive experience in the maritime industry allows the Company to achieve premier market coverage and utilization, as well as provide customers in the sector with seamless commercial transportation services. For more information, please visit www.heidmar.com.

About MGO Global Inc.

MGO Global is actively engaged in building a portfolio of independent, digitally native, lifestyle brands, which are unique and differentiated, yet all defined by distinctive, high-quality products and a shared commitment to delivering high-touch customer experiences across its ecommerce and wholesale channels. MGO is currently comprised of two business units: Americana Liberty, which markets a growing, high-end line of thoughtfully curated home and outdoor products, including Stand Flagpoles; and MGO Digital, which leverages data analytics, advanced technology-enabled marketing and our leadership's industry relationships and expertise to identify, incubate and introduce to market new, authentic lifestyle brand concepts.  For more information on MGO, please visit www.mgoglobalinc.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the transaction between Holdings, MGO and Heidmar. All statements other than statements of historical facts contained in this press release, including statements regarding Holdings', MGO Global's or Heidmar's future results of operations and financial position, Holdings', MGO's and Heidmar's business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Holdings, MGO and Heidmar, and the expected value of the combined company after the transactions, are forward-looking statements. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of MGO's securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to complete the transactions contemplated by the transaction agreement, including due to failure to obtain approval of the shareholders of MGO or other conditions to closing in the transaction agreement; the inability to obtain or maintain the listing of Holdings ordinary shares on Nasdaq following the transaction; the risk that the transactions disrupt current plans and operations of MGO as a result of the announcement and consummation of the transactions; the ability to recognize the anticipated benefits of the transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; costs related to the transactions; changes in applicable laws or regulations; the possibility that Holdings, Heidmar or MGO may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the proxy statement/prospectus (when available) relating to the transactions, including those under "Risk Factors" therein, and in other filings with the SEC made by Holdings and MGO. Moreover, Holdings, Heidmar and MGO operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond Holdings', Heidmar's and MGO's control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, Holdings, Heidmar and MGO assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Holdings, Heidmar or MGO gives any assurance that either Heidmar or MGO or Holdings will achieve its expectations.

CONTACT INFORMATION:
MGO Global Inc.	Heidmar, Inc.
Dodi Handy, Director of Communications	Nicolas Bornozis, Investor Relations/Media
Telephone: 407-960-4636	Telephone: 212-661-7566
Email: ir@mgoteam.com	Email: heidmar@capitallink.com